FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-001

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 1440 NEW YORK AVENUE, N.W.
DIRECT DIAL 202-371-7180 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	WASHINGTON, D.C. 20005-2111 TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON ABU DHABI BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SINGAPORE TOKYO TORONTO

FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO

17 C.F.R. § 200.83 BY ANTALPHA PLATFORM HOLDING COMPANY

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[ * * * ].”

               April 29, 2025

VIA EDGAR

Ms. Michelle Miller

Mr. Mark Brunhofer

Ms. Irene Paik

Mr. David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company
Registration Statement on Form F-1
Filed April 18, 2025
File No. 333-286629

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-002

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 29, 2025

Dear Ms. Miller, Mr. Brunhofer, Ms. Paik and Mr. Lin:

On behalf of our client, Antalpha Platform Holding Company, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 25, 2025 (the “Comment Letter”) on the Company’s registration statement on Form F-1 filed on April 18, 2025 (the “Registration Statement”). In addition, following the responses to the comments contained in the Comment Letter, we have included below, on behalf of the Company, responses to comment 13 in the Staff’s letter dated March 20, 2025.

Concurrently with the submission of this letter, the Company is filing amendment no. 1 registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or about May 2, 2025. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about May 8, 2025. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Due to the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter (the “Request Letter”) with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (“Rule 83”). The Company has also confidentially submitted an unredacted copy of this letter to the Staff under separate cover.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by Antalpha Platform Holding Company” and each page is marked for the record with the identifying numbers and code “BNR-001” through “BNR-009.”

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-003

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 29, 2025

SEC Comment Letter dated April 25, 2025

Registration Statement on Form F-1

Summary Combined and Consolidated Financial Data, page 17

1.	Please revise your per share data to reflect the following:

•	Revise the income and loss per share information to reflect your April 18, 2025 reverse stock split.

•	Revise your 2024 basic and diluted weighted average common shares outstanding to properly reflect the post-split diluted shares of 19,425,638 as presented on page F-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Registration Statement.

Enforceability of Civil Liabilities, page 88

2.

We note your added disclosure on pages 76 and 88 in response to prior comment 3, which states in part, “For example, Mr. Paul Guanning Liang, our director and chief financial officer, and Mr. Yang Wang, our director, reside in Hong Kong” (emphasis added). Please supplementally confirm whether you have identified all of your directors and executive officers that are located in China or Hong Kong and, if not, revise your disclosure to identify the relevant individuals and discuss, both in the enforceability of civil liabilities section and the related risk factor, the difficulty of bringing actions against them and enforcing judgments against them.

In response to the Staff’s comment, the Company supplemental confirms that it has identified all of its directors and executive officers that are located in China or Hong Kong. The Company has also revised the disclosure on pages 78 and 91 of the Revised Registration Statement to clarify this.

Notes to Combined and Consolidated Financial Statements

Note 6. Crypto assets held, page F-23

3.

We note your response to prior comment 6 and your revised disclosures on page F-24. Please also revise related disclosures on pages 107, 148 and F-36 to conform. Further, please tell us and enhance the description of proceeds of amounts due to related party and repayments of amount due to related party, to clarify the nature of the underlying activity considering revised disclosures to separately present crypto activities for revenue, costs and expenses, loan borrowings and repayments, collateral receipts and remittances and BTC loan interest receipts and remittances.

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-004

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 29, 2025

The Company respectfully advises the Staff that it has revised its disclosures on pages 110, 152 and F-36 of the prospectus and combined and consolidated financial statements to conform to the revised disclosure made in Note 6.

With respect to the proceeds of amounts due to related party and repayments of amount due to related party, the Company has also revised the disclosures on F-7, F-24 and F-36 to clarify the nature of these activities and their presentation in the financial statements. The Company respectfully advises the Staff as follows:

(i) Prior to the Reorganization, the Company and related parties shared the use of certain accounts. As a result, certain fund flows between related parties and customers, which were unrelated to the Company’s business activities, were routed through the Company’s shared accounts.

These fund flows have been separately presented in the F-7, F-24 and F-36 under the line items “Fund inflows between customers and related parties through shared accounts” and “Fund outflows between customers and related parties through shared accounts.”

(ii) Prior to the Reorganization, during the initial setup of Antalpha Prime platform, the Company received temporary crypto funding support from related parties for working capital management purposes. These funds were subsequently settled in the ordinary course of operations and did not impact the Company’s revenues or expenses.

These fund flows have been separately presented in the consolidated statements of cash flows under the line items “Proceeds of amount due to related party” and “Repayment of amount due to related party.”

The Company further notes that the Reorganization occurred in November 2024, resulting in certain adjustments to activities during 2023 and 2024. The fund flows described in items (i) and (ii) above do not pertain to categories such as revenue, costs and expenses, loan borrowings and repayments, collateral receipts and remittances and BTC loan interest receipts and remittances. These activities have been separately disclosed on the face of the financial statements and are unrelated to the Company’s core business operations.

*  *  *

SEC Comment Letter dated March 20, 2025

Note 17. Share-based compensation, page F-31

13.	Please address the following: […]

•

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your November 2024 and subsequent option issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-005

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 29, 2025

The Company supplementally advises the Staff that, based on discussions with the Company’s underwriters, the Company currently anticipates that the offering price for the IPO is expected to be in the range of $[ * * * ] to $[ * * * ] per share (the “Preliminary Indicative Price Range”), with a midpoint of $[ * * * ] per share, considering information currently available and current market conditions.

Preliminary Indicative Price Range

The Preliminary Indicative Price Range is based on a number of factors, including the Company’s prospects, the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company’s final price range has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Indicative Price Range will not be subject to significant change.

The Company notes that, as is typical in initial public offerings, the Preliminary Indicative Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors. The factors considered in setting the Preliminary Indicative Price Range included:

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies; and

•

the Company’s belief that the public trading market would remain receptive to companies in the crypto-mining selection industry; and the Company’s belief that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the Company.

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-006

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 29, 2025

November 29, 2024 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of November 29, 2024, and based on this valuation and other objective and subjective factors, the Board determined that the fair value of the Company’s ordinary shares was $[ * * * ] per share on a fully diluted basis and non-marketable basis (the “November 2024 Valuation”). The fair value of the Company’s common stock as determined by the third-party appraisal was used as the basis for determining the fair value of stock options granted using the Binomial option pricing model during the applicable periods. The valuation methodologies, approaches and assumptions applied were consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The November 2024 Valuation was performed using an income approach, specifically a discounted cash flow (“DCF”) method, based on the Company’s projected financial performance at the time. The determination of the fair value of the ordinary shares requires complex and subjective judgments to be made regarding the projected financial and operating results, the Company’s unique business risks, and operating history and prospects at the time of valuation. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The major assumptions used in calculating the fair value of ordinary shares include the following:

•

Discount rates: the discount rates were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•

Comparable companies: In deriving the weighted average cost of capital used as the discount rates under the income approach at the valuation date, six publicly traded companies were selected for reference as guideline companies based on the following criteria: (i) they operate in similar industries as we do, and (ii) their shares are publicly traded in developed capital markets, i.e., the U.S.

•

Discount for lack of marketability (“DLOM”): DLOM was calculated using the Black-Scholes option pricing model based on the historical volatilities of comparable companies. It reflects the lower value placed on securities that are not freely transferable, as compared to those frequently traded in an established market.

Comparison of November 2024 Valuation vs. Preliminary Indicative Price Range

The Company believes that the difference in value reflected between the midpoint of the Preliminary Indicative Price Range and the determination of the fair value of the Company’s ordinary shares on November 29, 2024 of $[ * * * ] per share is primarily the result of the following events and circumstances:

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-007

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 29, 2025

•

The Preliminary Indicative Price Range assumes the consummation of a successful IPO and the creation of a public market for the Company’s ordinary shares, while the previous valuation included an assumption that the ordinary shares were illiquid and might never become liquid, and were subject to DLOM. At the time of the November 2024 valuation, the Company’s ordinary shares were assumed to be illiquid due to uncertainties about its marketability to investors, tax status and other issues. The Company subsequently took specific actions to resolve these uncertainties and removed the key obstacles to a successful US IPO.

•	The contemplated offering would dilute the shareholding interest of its largest shareholder to below 66.7%, eliminating the super-majority voting rights of its largest shareholder.

•

The upper range of the Preliminary Indicative Price Range takes into account a non-binding indication of interest made by Tether, the issuer of the world’s largest stablecoin (USDT), to subscribe for $25.0 million of the contemplated offering, making the key strategic investor a sizable shareholder. The Company believes that adding a key strategic shareholder significantly enhances the value of the Company, given the prospect of future strategic cooperation that can enhance the future growth of its business.

•

The successful completion of an IPO will strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s brand recognition.

•	The Company’s financial outlook has improved significantly since November 2024. Key factors contributing to the improved outlook for 2025 and beyond include the following:

•

The Company is seeing strong growth in supply chain loans outstanding, which reached $578 million as of March 31, 2025, representing a quarter-over-quarter increase of 35% and a year-over-year increase of 22%. Bitmain introduced a major mining machine upgrade in January 2025, and historically when there is a major mining machine upgrade, mining machine financing would experience a tailwind subsequently. Adding a new product lifecycle to machine financing is significant because each dollar of new machine loan historically brought in a few times that in new bundled hashrate loans over the two-year period of the machine loan.

•

In light of a decrease in the federal funds rate over the past few quarters, the Company currently forecasts that its funding rate will decrease on new loan orders in the future. The Bitcoin market has been doing well, with Bitcoin prices higher than before November 2024. As such, the Company has not had to lower its technology fees and currently has no plan to lower its fees in the near future.

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-008

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 29, 2025

•	The macro environment for the crypto industry, especially for the Bitcoin market, has also improved significantly since November 2024. Key developments include:

•

The regulatory environment for the crypto industry has become more supportive of industry growth. For example, the Trump administration has signed an Executive Order to establish a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile. The Trump administration has also emphasized the need to embrace digital assets to drive economic growth and technological leadership. Several U.S. states have also proposed establishing strategic bitcoin reserves. These developments are expected to substantially increase activity in the Bitcoin mining sector.

•

The strong performance of listed crypto companies whose value is primarily derived from Bitcoin holding has generated greater interest in Bitcoin mining, increasing the future prospects of the Company.

•

The capital markets have been more supportive of crypto companies going public in recent months. As a fintech company, having the ability to access the capital market increases the value of the Company. Such trend has also generated significant investor interest in the Company in recent months, compared to the past few years.

While some of these factors were already considered in management’s projections as of November 2024, the favorable impact of these developments on the Company’s outlook became more evident during the first and second quarters of 2025 than had been anticipated at the time of the November 2024 Valuation, which further contributed to the increase in the Preliminary Indicative Price Range.

The fair value of the Company’s ordinary shares at November 29, 2024 is $[ * * * ], before applying a DLOM to reflect the fact that there was no ready market for shares of the Company as a closely-held company at that time. Immediately prior to the completion of the IPO, the aggregate equity value of the Company implied by the midpoint of the Preliminary Indicative Price Range on a fully diluted basis is estimated to be $[ * * * ], representing a moderate [ * * * ]% step-up from November 29, 2024. Considering the change in the Company’s shareholding structure, including adding an industry leader as a significant shareholder, significant improvement of the Company’s outlook, and improvement in the macro environment of the crypto industry, especially for the Bitcoin market, which contributes to higher future revenue projections and higher trading multiples, the Company respectfully submits that the difference between the fair value of the Company’s ordinary shares on November 29, 2024 and the Preliminary Indicative Price Range is reasonable.

*   *   *

FOIA Confidential Treatment Request By Antalpha Platform Holding Company

Confidential Treatment Requested by Antalpha Platform Holding Company

BNR-009

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

April 19, 2025

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Mr. Moore Xin Jin, Director and Chief Executive Officer, Antalpha Platform Holding Company

Mr. Paul Guanning Liang, Chief Financial Officer, Antalpha Platform Holding Company

Mr. Ryan J. Dzierniejko, Esq., Partner, Skadden, Arps, Slate Meagher & Flom LLP

Mr. David Lopez, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Mr. Adam Fleisher, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP